UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D
(Amendment No. 1)*

Under the Securities Exchange Act of 1934

ESH Hospitality, Inc.
(Name of Issuer)

Common Stock, par value $0.01
(Title of Class of Securities)

None
(CUSIP Number)

Ross W. McCanless, Esq.
Chief Legal Officer
11525 N. Community House Road, Suite 100
Charlotte, North Carolina 28277
(980) 345-1600

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 12, 2014
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

(Continued on the following pages)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. None	13D

1	NAMES OF REPORTING PERSONS Extended Stay America, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see indstructions) WC/OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES	7
SOLE VOTING POWER

Class A Common Stock, $0.01 Par Value, of ESH Hospitality, Inc. (“Class A Common Stock”), convertible into 250,303,494 shares of Class B Common Stock, $0.01 Par Value, of ESH Hospitality, Inc. (“Class B Common Stock” and each share, a “Class B Share”)*

BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 0
EACH REPORTING	9	SOLE DISPOSITIVE POWER Class A Common Stock, convertible into 250,303,494 Class B Shares*
PERSON WITH	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON Class A Common Stock, convertible into 250,303,494 Class B Shares*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 55% on an as-converted basis*
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO
__________________________________________

*
The Class A Common Stock is convertible on a one-to-one basis for Class B Common Stock only to facilitate (i) a dividend by Extended Stay America, Inc. in respect of its common stock or (ii) a sale to a third party by Extended Stay America, Inc. of a share of the common stock of Extended Stay America, Inc. paired to a share of the Class B Common Stock of ESH Hospitality, Inc. (together, a “Paired Share”) in connection with the use of Paired Shares to acquire assets, property or services, in each case, of any type. Giving effect to the conversion of all Class A Common Stock, Extended Stay America, Inc beneficially owns 55% of all shares of Class B Common Stock (calculated in accordance with Rule 13d-3(d) of the Act and based upon a total of 455,003,477 Class B Shares outstanding as of August 7, 2014).

This Amendment No. 1 (this “Amendment”) to the Statement on Schedule 13D is filed by the Reporting Person as an amendment to the Schedule 13D filed on June 10, 2014 with the U.S. Securities and Exchange Commission (together, the “Schedule 13D”) with respect to the Class B Common Stock. Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to such terms in the Schedule 13D.

The “Explanatory Note” is amended and restated in its entirety to read as follows:

“EXPLANATORY NOTE: Each of Extended Stay America, Inc., the Blackstone Entities (collectively, “Blackstone”), Centerbridge Entities (collectively, “Centerbridge”), and Paulson Entities (collectively, “Paulson”), listed in Item 4 below (Blackstone, Centerbridge and Paulson, collectively, the “Sponsors”), is a party to a Stockholders’ Agreement, dated as of November 18, 2013 (the “Stockholders’ Agreement”) that is described in Item 4 below. Given the terms of the Stockholders’ Agreement, as of the date hereof, Extended Stay America, Inc. and each of the Sponsors and certain of their respective affiliates may be deemed to be a member of a group that owns 146,134,774 Paired Shares, or 69.9% of the outstanding Paired Shares, 250,303,494 Class A Shares, or 100% of the outstanding Class A Shares, which are convertible into 250,303,494 Class B Shares, or 55% of all Class B Shares (in each case, calculated in accordance with Rule 13d-3(d) of the Act) and 21,105 shares of voting preferred stock of Extended Stay America, Inc., or 100% of the outstanding voting preferred stock of Extended Stay America, Inc.”

Item 4.  Purpose of Transaction.

The subheading and first two paragraphs under subheading “Proposed Secondary Offering” of Item 4 is hereby amended and restated in its entirety to read as follows:

“References to and descriptions of the Stockholders’ Agreement and Registration Rights Agreement set forth above in this Item 4 do not purport to be complete and are qualified in their entirety by reference to the full text of the Stockholders’ Agreement and Registration Rights agreement, which have been previously filed hereto as Exhibits 3 and 4, respectively, and incorporated by reference herein.

Secondary Offering

On June 10, 2014, the Issuer filed a joint registration statement contemplating the sale by each of the Sponsors of Paired Shares totaling, together with Paired Shares sold by the other Sponsors, in the aggregate 21,000,000 Paired Shares, assuming no exercise of the underwriters’ option to purchase additional Paired Shares.  On August 6, 2014, the Issuer and the Sponsors entered into an underwriting agreement (the “Underwriting Agreement”) with the underwriters named therein (the “Underwriters”).  Pursuant to the Underwriting Agreement, the Sponsors sold in the aggregate 24,150,000 Paired Shares to the Underwriters, including 3,150,000 Paired Shares sold pursuant to the underwriters’ option to purchase additional Paired Shares. The offering closed on August 12, 2014.

The foregoing description of the Underwriting Agreement is qualified in its entirety by reference to the full text of the Underwriting Agreement, which is incorporated herein by reference.

Lock-Up Agreements

In connection with the secondary offering referenced herein, the Issuer, its executive officers and directors and the Sponsors have agreed with the Underwriters, subject to specified exceptions, not to sell, dispose of or hedge any of the Paired Shares or securities convertible into or exchangeable for Paired Shares, for a period of 90 days after August 6, 2014 (except with respect to 20% of each director’s and officer’s Paired Shares, the sale, disposal and hedging of which will be prohibited for 45 days after August 6, 2014) except with the prior written consent of J.P. Morgan Securities LLC.

The 90-day restricted period and the 45-day restricted period, as applicable, described in the preceding paragraph will be automatically extended if:

•	during the last 17 days of the applicable restricted period, the Issuer issues an earnings release or material news or a material event relating to the Issuer occurs; or

•
prior to the expiration of the applicable restricted period, the Issuer announces that it will release earnings results during the 16-day period beginning on the last day of the 90-day or the 45-day period, as applicable, in which case the restrictions described above will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event.

The foregoing description of the Lock-Up Agreements is qualified in its entirety by reference to the full text of the Lock-Up Agreements, which is incorporated herein by reference.”

Item 5.  Interest in Securities of the Issuer.

Item 5(a) – (e) of the Schedule 13D are hereby amended and restated in their entirety to read as follows:

“(a)–(e) The following disclosure assumes that there are a total of 455,003,477 Class B Shares outstanding.

Pursuant to Rule 13d-3 under the Exchange Act, the Reporting Person may be deemed to beneficially own Shares of Class A Common Stock, convertible into 250,303,494 Class B Shares, which constitutes 55%1 of the outstanding Class B Common Shares.

(c) Except as set forth in Item 3, Item 4 and this Item 5, neither the Reporting Person nor, to the best knowledge of the Reporting Person, without independent verification, any person named in Item 2 hereof, has effected any transaction in the Issuer’s Class B Shares during the past 60 days.

(d) To the best knowledge of the Reporting Persons, no person other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities beneficially owned by the Reporting Persons identified in this Item 5.

(e) Not applicable.”

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 is hereby amended and restated in its entirety to read as follows:

“As of the date of this Amendment, other than the Stockholders’ Agreement, the Registration Rights Agreement, the Underwriting Agreement and the Lock-Up Agreement, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

           The information in Item 4 of the Schedule 13D related to the Stockholders’ Agreement, the Registration Rights Agreement, the Underwriting Agreement and the Lock-Up Agreements is incorporated herein by reference.

Item 7.  Material to Be Filed As Exhibits.

Item 7 is hereby amended and restated in its entirety to read as follows:

1.	“Pre-IPO Transactions” section of the Issuer’s Final Prospectus filed November 13, 2013, pages 66-67 (previously filed).

2.
Stockholders Agreement, by and among Extended Stay America, Inc., ESH Hospitality, Inc. and the Sponsors (as defined therein), dated November 18, 2013 (filed as Exhibit 4.1 to the Issuer’s Current Report on Form 8-K (File No. 001-36190) filed November 18, 2013) (previously filed).

3.
Registration Rights Agreement, among Extended Stay America, Inc., ESH Hospitality, Inc. and the other parties listed therein, dated November 18, 2013 (filed as Exhibit 4.2 to the Issuer’s Current Report on Form 8-K (File No. 001-36190) filed November 18, 2013) (previously filed).

4.	Subscription Agreement, by and between Extended Stay America, Inc. and ESH Hospitality, Inc., dated June 10, 2014 (previously filed).

5.
Underwriting Agreement, dated August 6, 2014, among the Issuer, the Reporting Persons, the Blackstone Parties and the Centerbridge Parties (incorporated by reference to Exhibit 1.1 to the Issuer’s and Reporting Person’s Amendment No. 1 to Form S-1, SEC File No. 333-196647, filed with the SEC on August 4, 2014).

6.
Form of Lock-up Agreement (incorporated by reference to Exhibit A to Exhibit 1.1 to the Issuer’s and Reporting Person’s Amendment No. 1 to Form S-1, SEC File No. 333-196647, filed with the SEC on August 4, 2014).

1 (1) All calculations of the Reporting Person’s percentage ownership in this Schedule 13D are based upon a total of 455,003,477 shares of Class B Common Stock outstanding, which is the sum of (a) 204,699,983 shares of Class B Common Stock outstanding as of August 7, 2014 plus (b) 250,303,494 shares of Class B Common Stock issuable upon the conversion by the Reporting Person.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 13, 2014

EXTENDED STAY AMERICA, INC.

By:	/s/ Ross W. McCanless
Name: Ross W. McCanless
Title: Chief Legal Officer and General Counsel

SCHEDULE I
----------

The name of each executive officer and director of Extended Stay America, Inc. is set forth below.

The business address of each person listed below is c/o Extended Stay America, Inc., 11525 N. Community House Road, Suite 100, Charlotte, North Carolina 28277.

Each person is a citizen of the United States of America.  Thomas Seddon and Victoria Plummer are also citizens of the United Kingdom. The present principal occupation or employment of each of the listed persons is set forth below.

Name	Principal Occupation or Employment (with the Reporting Person unless otherwise indicated)
James L. Donald	Chief Executive Officer and Director
Thomas Seddon	Chief Marketing Officer
Jonathan S. Halkyard	Interim Chief Financial Officer and Chief Operating Officer
Victoria Plummer	Executive Vice President, Pricing and Revenue Optimization
M. Thomas Buoy	Executive Vice President, Pricing and Revenue Optimization
Ross W. McCanless	Chief Legal Officer, General Counsel and Secretary
Robert Joyce	Executive Vice President and Human Resources
Howard J. Weissman	Corporate Controller
Douglas G. Geoga	President and Chief Executive Officer of Salt Creek Hospitality, LLC
William Kussell	Operating Partner, Advent International
Richard F. Wallman	Former Chief Financial Officer and Senior Vice President, Honeywell International Inc.
A.J. Agarwal	Senior Managing Director, Real Estate Group, The Blackstone Group L.P.
Michael Barr	Partner, Paulson & Co. Inc.
William D. Rahm	Senior Managing Director, Centerbridge